

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 9, 2008

Mr. Gary J. Novinskie
InterimChief Executive Officer and President
Daleco Resources Corporation
17 Wilmont Mews, 5th Floor
West Chester, PA 19382

> **Re: Daleco Resources Corporation**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
> **Filed February 14, 2008**
> **Form 10-QSB for the Quarterly Period Ended December 31, 2007**
> **Filed February 19, 2008**
> **File No. 000-12214**

Dear Mr. Novinskie:

We have reviewed your Form 10-KSB for the Fiscal Year Ended September 30, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements, page 26

1.   At the top of page 27 you state "The factors described under "Risk Factors" in the Company's Annual Report on Form 10-KSB … could cause actual results to differ materially…" We could not locate a discussion regarding risk factors in your document. Please advise and modify your disclosure accordingly. We also

note similar disclosure in your Form 10-QSB for the quarterly period ended December 31, 2007, which refers users to such discussion in your Form 10-KSB.

Results of Operations

Depreciation, Depletion and Amortization: Minerals, page 28

2.   You explain that depreciation, depletion and amortization expense was $778,252 for 2007 as compared to $778,294 for 2006. However, per review of your consolidated balance sheet on page 34, and your disclosure in Note 4 on page 44, you present accumulated depreciation, depletion and amortization for mineral properties as $800,000 as of September 30, 2007, and $600,000 as of September 30, 2006. Please modify your disclosure to clarify this apparent inconsistency.

Consolidated Statements of Income, page 36

3.   We note you provide a separate line item within expenses, identified as 'Stock Based Compensation Expense'. Please modify your presentation to be consistent with the guidance provided in SAB Topic 14:F, or otherwise advise.

Consolidated Statements of Cash Flows, page 37

4.   Within your calculation of 'Cash Flows from Financing Activities' you present a line item identified as 'Increase (Decrease) in Accrued Interest'. Please modify your presentation to comply with guidance in paragraph 23 of SFAS 95, or tell us why you believe your presentation is consistent with such guidance.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

c. Oil and Gas Properties and Equipment, page 40

5.   You explain that costs related to proved developed leases, and exploration and development wells are written down to their projected net recoverable amount. However, you also explain that in 2001 you began applying the guidance in SFAS 144 regarding the impairment and disposal of long lived assets which, if necessary, requires an asset be written down to fair value. These statements do not appear to be consistent. Please clarify which value is used when you write down an asset.

Note 4 Mineral Properties

b. Minerals and Equipment, page 44

6.   You explain that you amortize your mineral properties at a nominal rate of $200,000 per year subject to higher adjustments as production commences or increases. You also explain that you are utilizing a modified units-of-production method in determining amortization rates for your mineral properties. Please address each of the following:

- tell us what you mean by "modified" units-of-production method;

- explain to us why you believe this is the most appropriate method to amortize your assets over their estimated pattern of use over their lives; and,

- explain why this method results in $200,000 of amortization per year.

Note 9 Capital Stock

c. Stock Based Compensation, page 50

7.   We were unable to locate all the disclosures required by paragraph A240 of SFAS 123(R). Please review the disclosure requirements and expand your disclosure as necessary, or otherwise confirm, if true, that all disclosures as necessary have been made.

Form 10-QSB for the Quarterly Period Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Depreciation, Depletion and Amortization: Minerals, page 14

8.   You explain that depreciation, depletion and amortization totaled $194,563 for each of the three months ended December 31, 2007 and 2006. However, your consolidated balance sheet on page three indicates that accumulated depreciation, depletion and amortization for mineral properties increased from $800,000 as of September 30, 2007 to $850,000 as of December 31, 2007. Please reconcile for us the information disclosed in your Management's Discussion and Analysis with the information reported on the face of your balance sheet.

Liquidity and Capital Resources, page 15

9.   It appears you have a working capital deficit as of December 31, 2007 of
        approximately $7.6 million. You state that "In an effort to address liquidity
        shortfalls, the Company has instituted cost containment procedures, sold certain
        of its oil and gas properties, and is evaluating the sale of additional oil and gas
        properties." Please expand your disclosure to explain which properties you are
        evaluating for potential sale, the impact such sale will have on your operating
        activities, the amount expected from such sales; and, if such proceeds are not
        sufficient to cover the working capital deficit, how you plan to meet your
        remaining current obligations.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended September 30, 2007

General

10.   We note that your website and some press releases refer to or use the terms
        "measured," "indicated," and "inferred," resources. If you continue to make
        references on your web site or press releases to reserve measures other than those
        recognized by the SEC, accompany such disclosure with the following cautionary
        language, in bold type:

                Cautionary Note to U.S. Investors -The United States Securities and
                Exchange Commission permits U.S. mining companies, in their filings
                with the SEC, to disclose only those mineral deposits that a company can
                economically and legally extract or produce. We use certain terms on this
                website (or press release), such as "measured," "indicated," and "inferred"
                "resources," which the SEC guidelines strictly prohibit U.S. registered
                companies from including in their filings with the SEC. U.S. Investors are
                urged to consider closely the disclosure in our Form 10-KSB which may
                be secured from us, or from the SEC's website at
                http://www.sec.gov/edgar.shtml.

        Please indicate the location of this disclaimer in your response.

General, page 11

11.   The words "development" and "production" have very specific meanings under
        Industry Guide 7(a) (4), (see www.sec.gov/about/forms/industryguides.pdf. The
        terms reference the "development stage" when companies are engaged in

preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout your document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Mineral Deposits, page 11

12.   Please disclose the basis for your mineral rights and include the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of the type of claim such as placer or lode, whether the mining claims are State or Federal mining claims, leases, or mining concessions.

- Pleas include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

13.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

14. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

15. We note that you refer to estimates of inferred mineral resources within your filing. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. Industry Guide 7 does not recognize resource reporting classifications. Please remove all resource estimates from your filing.

16. Please note that mineral reserves for a mineral property cannot be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- A price, based on a valid sales contract, is used in any reserve or cash flow analysis used to designate reserves.

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Modify your disclosure accordingly. In addition, please modify your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted. In addition, before you can designate any reserves for industrial minerals that you can disclose in SEC filings, you must demonstrate that you can penetrate the market, establish a commercially viable operation, and sell a sufficient quantity that you can make a profit after all expenses including return of capital. This generally requires industrial mineral companies to develop a final feasibility study that includes estimated quantities of material based on drilling, sampling and geologic understanding, current costs and market prices, a cash flow analysis, and a sales contract, binding letter of intent or other proof that you have a successfully marketed your material.

17. Proven and probable reserves are disclosed for a portion of your zeolite properties which was prepared by KT Minerals, Inc. Please forward to our engineer as supplemental information and not as part of the annual report, your information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of Industry Guide 7 or pursuant to Rule 418(a) of Regulation C. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- Copies of sales contracts, product specifications and other information that can establish the possibility of entry into the targeted markets needs to be forwarded for our review.

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Kaolin, page 12

18.   It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

19.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Zeolite, page 13

20.   Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3. Please supplementally provide the tonnage and grade of your commercial production over the last three years. Do not include those amounts which were provided for sampling and product evaluation purposes.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments..

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief